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                              August 6, 2021

       Larry Taddei
       Chief Financial Officer
       MAG Silver Corp.
       800 West Pender Street, Suite 770
       Vancouver, British Columbia V6C 2V6

                                                        Re: MAG Silver Corp
                                                            Form 40-F for the
Fiscal Year ended December 31, 2020
                                                            Filed March 31,
2021
                                                            File No. 001-33574

       Dear Mr. Taddei:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 40-F for the Fiscal Year ended December 31, 2020

       Exhibit 23.1, page 1

   1. We note that you have filed an auditor consent for the incorporation by reference in your registration statement
on Form F-10 of their reports dated March 31, 2021 relating to your financial statements
and the effectiveness of your internal control over financial reporting.

                                                        However, you would also
need to obtain and file an auditor consent for the inclusion of their reports in your
annual report to comply with General Instruction D(9) of Form 40-F.
                                                        Please discuss this
matter with your auditor to obtain and file the required consent.
 Larry Taddei
MAG Silver Corp.
August 6, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joseph Klinko at (202) 551-3824 or Jenifer Gallagher at
(202) 551-
3706 with any questions.



FirstName LastNameLarry Taddei                            Sincerely,
Comapany NameMAG Silver Corp.
                                                          Division of
Corporation Finance
August 6, 2021 Page 2                                     Office of Energy &
Transportation
FirstName LastName